Exhibit 99.7

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

KVO CAPITAL MANAGEMENT, LLC, Plaintiff, v. JERRY R. BATT, WILLIAM T. CLIFFORD, MICHAEL S. FIELDS, JOHN F. NEMELKA, STEPHANIE VINELLA, and KANA SOFTWARE, INC., a Delaware Corporation, Defendants.	) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No.:

VERIFIED COMPLAINT FOR INJUNCTIVE RELIEF

Plaintiff, KVO Capital Management, LLC (“KVO” or “Plaintiff”), by and through its undersigned counsel, hereby pleads as and for its Verified Complaint for Injunctive Relief against defendants as follows:

NATURE OF THE ACTION

1.             By this action, KVO seeks to remedy the illegal and inequitable conduct of the directors of KANA Software, Inc. (“KANA” or the “Company”).  The defendant directors have acted, in violation of Delaware law, to entrench themselves and to avoid a proxy contest by announcing the date of KANA’s annual meeting a mere 28 days ahead of time, thereby insuring that KANA’s stockholders would be unable to comply with the Company’s 120-day advance notice bylaw or effectively solicit proxies against KANA’s existing management.  There is no other reasonable explanation for defendants’ hasty conduct after having been put on notice of a proxy fight.

2.             KANA, a customer service software developer, has a number of defensive measures, including a staggered board of directors.  Its annual meetings have been held in late July for the past two years and at irregular dates (if at all) in the preceding years.  KANA’s bylaws require stockholders wishing to nominate directors or submit proposals for consideration at the annual meeting to provide notice to the Company no less than 120 days in advance of the meeting.  Consequently, the Company is required by its own corporate governance documents to provide sufficient notice of its annual meeting to allow stockholders to comply with the bylaw.  Notwithstanding this self-imposed requirement, KANA has developed a habit over the prior two years of announcing the date of its annual stockholder meeting in such a way that the stockholders do not have sufficient time to comply with the advance notice bylaw.

3.             KANA’s financial performance has been abysmal in recent years, and over the past several months KVO has had numerous discussions with KANA’s management regarding the direction of the Company.  In February 2009, KVO informed KANA that it was considering nominating a director for election at the annual meeting or submitting other stockholder proposals.  KVO explicitly reminded KANA of the 120-day advance notice bylaw and asked that the Company provide adequate notice to allow KVO to comply with that bylaw and solicit proxies should KVO or another stockholder decide to do so.  When KANA had not announced its meeting (or issued its annual report) by May 2009, KVO again wrote to the Company and specifically stated that it intended to propose an alternate slate of directors for the 2009 annual meeting.

4.             Faced with the prospect of a contested election in the context of its abysmal performance, KANA waited until June 17, 2009 to announce that its annual meeting would be held on July 15, 2009 — only 28 days later.  When KVO nominated a director for election the following day, KANA refused to accept that nomination because KVO had not provided 120 days notice.  Defendants’ entrenchment motives could not be more clear: KANA’s stockholders cannot comply with the advance notice bylaw and, even if stockholder nominees and proposals were accepted, the stockholders do not have sufficient time to solicit proxies in a manner that would provide a reasonable chance of success.

5.             By holding KANA’s annual meeting so shortly after announcing the meeting date, the defendant directors are acting inequitably to hold an uncontested election in troubled times and in the face of stockholder dissatisfaction.  Despite notice of KVO’s intent to contest the election, the defendant directors have taken specific and deliberate action to prevent KVO from offering KANA’s stockholders an alternate nominee.  If the annual meeting is allowed to proceed on July 15, 2009, KANA’s nominee will stand unopposed for reelection, and KANA’s stockholders will not be able to consider any alternative to incumbent management.   KANA’s directors should not be permitted to disenfranchise the Company’s stockholders and shield themselves from accountability to the stockholders.

THE PARTIES

6.             Plaintiff KVO Capital Management, LLC, a Delaware limited liability company, is an investment firm with offices in Hanover, New Hampshire.  As of June 18, 2009, KVO beneficially owned 3,354,343 shares of KANA common stock, which represents approximately 8.14% of the total KANA common shares outstanding.

7.             Defendants Jerry R. Batt, William T. Clifford, Michael S. Fields, John F. Nemelka and Stephanie Vinella are each directors of KANA.  As directors, they owe fiduciary duties to the stockholders of KANA.

8.             Defendant KANA is a Delaware corporation with principal executive offices located in Menlo Park, California.  KANA offers a suite of customer service software solutions designed to provide a cost-effective approach to enhance the quality of multi-channel customer service interactions.  KANA’s common stock was delisted from the NASDAQ Stock

Market on October 17, 2005 and has been quoted on the Over the Counter Bulletin Board (“OTCBB”) since December 5, 2006.

KANA’S CHARTER AND BYLAWS

9.             KANA’s Second Amended and Restated Certificate of Incorporation (the “Charter”) and its Amended and Restated Bylaws (the “Bylaws”) contain several provisions that serve to preclude stockholders from taking action to effect meaningful change at the Company other than at an annual meeting.  Copies of KANA’s Charter and Bylaws are attached hereto as Exhibits A and B, respectively.

10.           KANA’s Charter precludes its stockholders from taking any action by written consent without a meeting and provides that special meetings of the stockholders may only be called by the Board of Directors.  The Charter also creates a staggered board comprised of three classes, with each class of directors serving a three-year term.  Directors may be removed only for cause, and even then only by a supermajority vote of 66 2/3% of the outstanding shares.  Nonetheless, the size of KANA’s board is shrinking.  On July 6, 2006, the Company had seven directors.  At April 30, 2007, it had six directors.  Since April 29, 2008, KANA’s board has been comprised of five directors, only one of whom — defendant Vinella — is up for re-election in 2009.

11.           Article II, Section 3 of the Bylaws provides that written notice of the annual meeting must be given not less than ten (10) days nor more than sixty (60) days before the date of the meeting.  In addition, Article II, Section 11 of the Bylaws contains a 120-day advance notice provision, stating in pertinent part that:

Nominations for election to the Board of Directors must be made by the Board of Directors or by a committee appointed by the Board of Directors for such purpose or by any stockholder of any outstanding class of capital stock of the corporation entitled to vote for the election of directors.  Nominations by stockholders must be preceded by notification in writing received by the secretary of the corporation not less than one-hundred-twenty (120) days prior to any meeting of stockholders called for the election of directors.  (emphasis added).

12.           Because the advance notice provision is based upon the date of the current year’s meeting, as opposed to the date of the prior year’s meeting, KANA’s board must announce the annual meeting date sufficiently in advance to allow the stockholders to meet the 120-day advance notice requirement.

KANA’S HISTORY OF ANNUAL MEETINGS

13.           KANA’s history of holding annual stockholder meetings is irregular at best.  Its two most recent annual meetings were held on July 29, 2008 and July 26, 2007.  No annual meetings were held in 2004 or 2006, and the 2005 annual meeting was held on November 17, 2005.

14.           KANA has a practice of not announcing the date of its annual meeting in sufficient time for its stockholders to comply with the 120-day advance notice bylaw.  In 2007 the annual meeting was announced on June 11, 2007 and in 2008 the annual meeting was announced on June 24, 2008.  This practice has coincided with the Company’s financial decline.

KANA’S DISAPPOINTING RESULTS AND FAILED BUSINESS STRATEGY

15.           KANA’s 13-year history displays a failed business strategy reliant on equity raises and bank financing.  The Company has posted a net loss per share in each of its 13 years, and on December 31, 2008, KANA had an accumulated deficit of $4.3 billion and negative working capital of $13.8 million.

16.           KANA’s most recent annual results were delayed, and its Annual Report on Form 10-K was not filed with the SEC until May 15, 2009.  The results were more than disappointing; indeed, the 10-K contained a going concern qualification, in which KANA’s independent public accounting firm opined that there existed “substantial doubt” KANA could continue as a going concern given its “recurring losses from operations, negative working capital, negative cash flow from operations and accumulated deficit.”  KANA further stated that, if its revenues do not improve, it is unable to reduce operating expenses sufficiently, and it does not obtain additional financing, it may be unable to pay its operating expenses on a timely basis.  KANA management stated it could “give no assurances as to whether we will be able to implement cost reduction initiatives, increase revenues, or obtain debt or equity financing, in order to provide sufficient liquidity … to continue as a going concern.”

17.           KANA also announced in its May 15, 2009 10-K that its management believes that the Company will require additional financing to fund its operations, working capital and capital expenditure requirements through December 31, 2009.  Such financing may take the form of additional debt or equity financing, which will further diminish the value of the current stockholders’ interest in the company and/or dilute their holdings.

18.           KANA announced its earnings for the First Quarter of 2009 on May 28, 2009, and the results continued to disappoint.

KANA RECEIVES NOTICE OF KVO’S INTENT TO CONTEST THE 2009 ELECTION

19.           On January 12, 2009, KVO requested a stocklist in order to communicate with KANA’s other stockholders.  On February 13, 2009, KVO’s Portfolio Manager, Robert B. Ashton, sent an email to KANA Vice President and General Counsel, William Bose, informing him that KVO was considering taking actions in advance of the next annual meeting, either in the form of a stockholder proposal or through nominations of directors, or both, but that it wished to consider the 2008 year-end or Fourth Quarter earnings report, as well as any forward-looking statements provided by the Company for 2009, before determining which actions it would take.  (See Exhibit C hereto).  Having stated KVO’s intentions and cognizant of KANA’s

120-day advance notice bylaw, Mr. Ashton further relayed KVO’s expectation that the Company would “provide adequate notice of the 2009 Annual Meeting to allow its stockholders to nominate directors or make proposals in compliance with KANA’s bylaws.”  (Id.).

20.           In his email, Mr. Ashton also advised Mr. Bose as follows:

As the board sets the date for the 2009 Annual Meeting, we would like to remind KANA that Delaware courts have limited the ability of companies to enforce advance notice provisions in their bylaws when they have the effect of frustrating the stockholder franchise or making stockholder nominations or other proposals impossible or impracticable.

(Id.).

21.           On March 25, 2009, KANA released its quarterly report for the final quarter of 2008.  As feared and expected, its earnings in the Fourth Quarter 2008 were miserable.

22.           In a Schedule 13 D/A publicly filed on May 12, 2009, KVO announced its intention “to propose an alternate slate of directors for the next annual meeting,” further stating it would propose its alternate slate “shortly after the Company set[] an annual meeting date.”  (See Exhibit D at p.8).  KVO’s reasons for its proposal were clearly stated and unequivocal:

It is apparent that KANA has chosen to ignore the obvious business imperative requiring significant cuts in its operations and instead has determined to continue to pursue its failed 13-year business strategy reliant on equity raises and bank financing.  This strategy has apparently put the Company in a position where it is unable to timely file its required SEC reports and will be ineligible for quotation on the OTC Bulletin Board this month.

(Id.).

23.           The Schedule 13D/A further stated that, “[g]iven the rate of destruction of stockholder value by the Company’s management and Board of Directors, and the provisions of the Company’s charter, by-laws and rights plan that have the effect of entrenching the Company’s failed leaders, we may take other actions aimed at preserving remaining stockholder value.”  (Id.).  The Schedule 13 D/A thus placed the KANA board fully on notice of KVO’s intent to nominate a director for election at the meeting and its desire to challenge the Company’s current management.

KANA ACTS TO TRY TO AVOID A PROXY CONTEST

24.           When, on May 15, 2009, KANA finally issued its Form 10-K for the period ended December 31, 2008, confirming its prior year’s abysmal performance, it gave no notice of an annual meeting date.  KANA did not reveal the date of its annual meeting until June 17, 2009, when it filed a definitive proxy statement announcing the board’s nomination of incumbent director Stephanie Vinella for re-election and stating that the annual meeting would be held on July 15, 2009 — a mere 28 days later.  Despite federal regulations requiring a preliminary proxy statement in the face of a known contested election, KANA chose to ignore that requirement and filed a definitive proxy to announce the date of its meeting.(1)  By failing to comply with Federal law, defendants were able to further conceal their plan to spring the annual meeting on the stockholders.

25.           Moreover, KANA highlighted on page 1 of the proxy statement the “fact” that the election was to be uncontested, granting brokers the ability under applicable broker-dealer rules to vote shares in the brokers’ discretion if the brokers receive no instructions from their customers 10 days before the meeting date.  (See NYSE Rule 452).

26.           Promptly after receiving notice of the annual meeting, KVO sent a letter to KANA nominating Melvin L. Keating for election to KANA’s board of directors.  (Exhibit F at Ex. 99.5).  Remarkably, in a letter dated June 19, 2009 KANA rejected that nomination, stating that the advance notice deadline has “long since passed” and the “attempted nomination of Mr. Keating is not timely, and will be disregarded at the time of the meeting.”  (Exhibit G).

(1) The proxy statement was to be mailed to stockholders on or about June 19, 2009. (Ex. E at 1).

27.           In addition to the advance notice bylaw, the time constraints presented by KANA’s delayed announcement effectively preclude KVO from soliciting proxies in favor of its nominee.  There are over 20,000 beneficial holders of KANA’s common stock and KVO cannot even begin soliciting proxies until 10 days after it files preliminary proxy materials with the SEC.  Coupled with the intervening July 4th holiday weekend, and the possibility of a large number of broker discretionary votes, there is no practical way that KVO could solicit proxies in time for the July 15, 2009 meeting.

28.           On June 19, 2009, KVO publicly filed with the Securities and Exchange Commission a Schedule 14A pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 announcing Mr. Keating as its intended nominee for election to the KANA board and requesting that its fellow stockholders wait to receive and review its proxy materials prior to responding to any solicitation made by KANA.  (See Exhibit H).

29.           KANA’s proxy statement was deliberately timed to deprive KVO or any other stockholders of the opportunity to challenge Ms. Vinella’s re-election or to solicit proxies for any proposal a stockholder may wish to make. The re-election of Director Vinella, who currently serves on the board’s Audit, Governance & Nominating, and Strategy committees, is thus improperly assured.

30.           KVO’s February 13 admonition that Delaware requires companies incorporated under its laws to apply their advance notice bylaws equitably, and does not allow them to notice meetings in such a way that ensures stockholders are deprived of the ability to exercise their voice, was prescient.   The paltry 28-day notice of the 2009 annual meeting date, particularly in light of the irregular timing of prior annual meetings, precludes stockholders from complying with the 120-day advance notice bylaw.  Moreover, the sheer number of KANA stockholders and the unnecessarily compressed schedule preclude KANA’s stockholders from engaging in an effective proxy contest.

31.           Plaintiff has no adequate remedy at law.

COUNT I

Breach of Fiduciary Duty

32.           Plaintiff repeats and realleges each allegation set forth herein.

33.           As directors of KANA, the individual defendants owe fiduciary duties of care, loyalty and good faith to KANA’s stockholders.

34.           The defendants’ fiduciary duties include the obligation not to engage in inequitable conduct that has the effect of manipulating the corporate machinery or disenfranchising stockholders.  The defendants’ fiduciary duties also preclude them from unfairly preventing stockholders from nominating candidates for election as directors or submitting other stockholder proposals and require defendants to provide sufficient notice to allow stockholders to comply with the Company’s advance notice bylaw and to solicit proxies in support of stockholder nominees or proposals.  The defendants are further obligated to refrain from enforcing the Company’s advance notice bylaw if it is inequitable to do so under the circumstances.

35.           KANA’s directors breached their fiduciary duties by failing to give notice of the annual meeting sufficiently in advance to allow stockholders to comply with the advance notice bylaw, by refusing to waive the advance notice bylaw, and by setting the meeting date so as to effectively preclude KVO from having sufficient time to solicit proxies in favor of its nominee.  The defendant directors’ inequitable conduct has the effect of disenfranchising the stockholders and entrenching KANA’s existing directors and management.

36.           KVO and the stockholders of KANA will suffer irreparable injury of an uncontested election of the Company’s nominee unless this Court awards injunctive relief.

COUNT II

Blasius Claim

37.           Plaintiff repeats and realleges each allegation set forth herein.

38.           The stockholder franchise is the ideological underpinning of corporate control, and the defendants’ fiduciary duty of loyalty precludes them from acting to thwart the stockholder franchise without compelling justification.

39.           The defendants acted with the primary purpose of precluding stockholder choice in the election of directors at the upcoming annual meeting, and defendants cannot show a compelling justification (or indeed any justification) for having done so.  The defendant directors’ conduct constitutes a breach of the duty of loyalty.

40.           Plaintiff and the KANA stockholders will suffer irreparable injury unless the Court awards injunctive relief.

WHEREFORE, Plaintiff requests that the Court enter an Order:

A.            Preliminarily and permanently enjoining the defendants and all persons acting in concert with them from proceeding with the 2009 annual meeting of stockholders on July 15, 2009;

B.            Preliminarily and permanently enjoining the defendants and all persons acting in concert with them from holding the 2009 annual meeting of stockholders until the stockholders have had an opportunity to nominate directors in accordance with the Company’s bylaws and to conduct a full and fair proxy solicitation;

C.            Setting aside the election and ordering a new election in the event that the 2009 annual meeting of stockholders proceeds without a full opportunity for KVO to submit its nominee to the stockholders and solicit proxies on behalf of that nominee;

D.            Awarding Plaintiff its costs and expenses incurred in bringing and prosecuting this action, including the attorneys’ fees based on, inter alia, the corporate benefit conferred by this litigation; and

E.             Awarding such other and further relief as may be just and equitable in the circumstances.

POTTER ANDERSON & CORROON LLP

By:
Dated: June 22, 2009

Stephen C. Norman (# 2686)
Brian C. Ralston (#3770)
Abigail M. LeGrow (#4673)
Berton W. Ashman, Jr. (#4681)
Patrick C. Gallagher (#5170)
Potter Anderson & Corroon LLP
Hercules Plaza, 6th floor
1313 North Market Street
P. O. Box 951
Wilmington, Delaware 19899
(302) 984-6000

Attorneys for Plaintiff KVO Capital Management, LLC